UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Falcon’s Beyond Global, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

306121104

(CUSIP Number)

Lucas Demerau

c/o Infinite Acquisitions Partners LLC

2430 Pump Road #356

Henrico, Virginia 23233

407-801-0553

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 306121104

1.	Names of Reporting Persons Infinite Acquisitions Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,457,819 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,457,819 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,457,819 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 74.9%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Represents (i) 1,739,640 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Falcon’s Beyond Global, Inc. (the “Issuer”), (ii) 575,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock) and (iii) 25,143,179 shares of Class A Common Stock issuable upon the redemption of an equal number of common units (“Common Units”) of Falcon’s Beyond Global, LLC (“Falcon’s LLC”), a subsidiary of the Issuer. Does not include an additional 26,916,608 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D), of which 5,026,,608 have met the criteria for vesting but which are subject to restrictions on redemption and 21,890,000 of which have not yet been earned. See Item 5.

(2)	Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Item 5.

CUSIP No. 306121104

1.	Names of Reporting Persons Erudite Cria, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,457,819(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,457,819 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,457,819 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 74.9%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) 1,739,640 shares of Class A Common Stock of the Issuer, (ii) 575,000 Earnout Shares (as defined in Item 3 of this Schedule 13D) (in the form of Class A Common Stock) and (iii) 25,143,179 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units of Falcon’s LLC. Does not include an additional 26,916,608 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units that were issued as Earnout Units (as defined in Item 3 of this Schedule 13D), of which 5,026,,608 have met the criteria for vesting but which are subject to restrictions on redemption and 21,890,000 of which have not yet been earned. See Item 5.

(2)	Percentage beneficial ownership calculated on the basis of Rule 13d-3 of the Exchange Act. See Item 5.

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Falcon’s Beyond Global, Inc., a Delaware corporation (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed on February 13, 2024 (as amended, the “Schedule 13D”). The principal executive office of the Issuer is located at 1768 Park Center Drive, Orlando, FL 32835. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

The principal executive office of the Issuer is located at 1768 Park Center Drive, Orlando, FL 32835.

Item 5. Interest in Securities of the Issuer

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a), (b) The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As reported on the cover pages hereto, the Reporting Persons may each be deemed to beneficially own 27,582,819 shares of Class A Common Stock consisting of:

(i)	1,739,640 shares of Class A Common Stock;

(ii)	575,000 Earnout Shares (in the form of Class A Common Stock); and

(iii)

25,143,179 shares of Class A Common Stock issuable upon the redemption of an equal number of Common Units and the simultaneous cancellation of an equal number of shares of Class B Common Stock. Infinite Acquisitions has the right to cause Falcon’s LLC to redeem such Common Units in whole or in part, for an equal number of shares of the Class A Common Stock or cash (at the Issuer’s option) and the corresponding shares of Class B Common Stock will be canceled, as described in the Issuer’s Prospectus filed with the SEC on December 12, 2023 pursuant to Rule 424(b)(3) (File No. 333-275243) (the “Prospectus”), and subject to limitations set forth in the A&R Operating Agreement (as defined in Item 6 of the Schedule 13D). Shares of Class B Common Stock have no economic rights and each share of Class B Common Stock entitles its holder to 1 vote per share.

The beneficial ownership reported above represents 74.9% of the outstanding shares of Class A Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The Reporting Persons beneficially own approximately 44.9% of the total common stock outstanding excluding Earnout Shares held for the benefit of securityholders of the Issuer (including Infinite Acquisitions), and such ownership would be equivalent of approximately 43.5% of the total common stock outstanding including the Earnout Shares, based on a total of 124,913,365 shares of common stock of the Issuer outstanding , as disclosed by the Issuer in its Prospectus, as filed with the Securities and Exchange Commission on June 5, 2024 (the “June 2024 Prospectus”), which includes a total of 65,000,000 Earnout Shares that are currently held in escrow, as described in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 12, 2023, as updated by the June 2024 Prospectus.

The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 11,504,248 shares of Class A Common Stock and 113,409,117 shares of Class B Common Stock issued and outstanding, as reflected in the June 2024 Prospectus, adjusted to reflect shares of Class A Common Stock that may be received upon redemption of Common Units. This amount does not include (i) the 5,026,608 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock earned on May 10, 2024 and subject to an additional 1-year lock-up from the date such securities are earned, released and delivered from escrow to Infinite Acquisitions pursuant to an agreement between Infinite Acquisitions and the Issuer and (ii) 21,890,000 shares of Class A Common Stock issuable on a one-for-one basis upon redemption of Common Units and an equal number of paired shares of Class B Common Stock which are outstanding and held in escrow to be earned, released and delivered upon satisfaction of certain milestones set forth in the Earnout Escrow Agreement (together, the “Earnout Securities”).

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any shares of Class A Common Stock subject to earnout conditions or which may be received upon redemption of Common Units. Pursuant to Rule 13d-4, the Reporting Persons disclaim all such beneficial ownership.

(c) On June 14, 2024, Infinite Acquisitions sold 400,000 Common Units in a private transaction at a price of $7.50 per Common Unit, along with an equal number of shares of Class B Common Stock.

As previously reported on a Form 4 filing on May 14, 2024, on May 10, 2024, the Reporting Persons were notified that 75,000 Class A Earnout Shares and 5,026,608 Earnout Securities were earned in connection with the satisfaction of certain earnout targets, which securities are subject to an additional 1-year lock-up period following their release from escrow and that 125,000 Earnout Shares and 6,350,000 Earnout Securities were forfeited due to the failure to meet earnout targets.

Except as set forth in this Amendment No. 1, none of the Reporting Persons has effected any transaction in shares of Class A Common Stock during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2024

Infinite Acquisitions Partners LLC

By:	/s/ Lucas Demerau
Name:	Lucas Demerau
Title:	President

Erudite Cria, Inc.

By:	/s/ Lucas Demerau
Name:	Lucas Demerau
Title:	President